

January 24, 2013

Via E-mail
Mr. Zhigang Xu
Chief Financial Officer
THT Heat Transfer Technology, Inc.
THT Industrial Park, No. 5 Nanhuan Road, Tiexi District
Siping, Jilin Province 136000, People's Republic of China

> **RE: THT Heat Transfer Technology, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Response dated January 14, 2013**
> **File No. 1-34812**

Dear Mr. Xu:

We have reviewed your response letter dated January 14, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Financial Statements

Make Good Escrow Agreement, page F-24

We note your response to comment one from our letter dated December 28, 2012. We note that you provided additional information regarding the impact of the mark to market adjustments on your total assets. Please revise your SAB 99 analysis to also address the impact on your income statements for the 2011 and 2012 quarterly periods, including the estimated impact on the three month period ended December 31, 2012. Your income statement analysis should address at a minimum the impact of the adjustments on income/(loss) before income taxes and noncontrolling interests, net income/(loss), and earnings per share. Please also provide a complete and robust SAB 99 analysis that includes a discussion of the quantitative and qualitative factors considered in assessing materiality. This analysis should also address the impact on the financial statements for the 2011 and 2012 quarterly periods.

You may contact Erin Jaskot, Staff Attorney at (202) 551-3442 or Jay Ingram, Legal Branch Chief at (202) 551-3397, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Nudrat Salik, Staff Accountant at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief